

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 5, 2009

<u>Via U.S. Mail and Facsimile</u>

Jennifer M. Grigsby
Senior Vice President
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Energy Corporation**
> **Form 8-K**
> **Filed January 7, 2009**
> **File No. 1-13726**

Dear Ms. Grigsby:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director